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                               Borders Group, Inc.
                                100 Phoenix Drive
                            Ann Arbor, Michigan 48108


                                                         June 5, 2001


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re: Application to Withdraw Registration Statement on Form S-3 Borders Group, Inc. ("Borders") - SEC File No. 333-80669

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Borders hereby requests that an order granting the withdrawal of the above-referenced registration statement, originally filed on June 15, 1999 (the "Registration Statement"), be issued by the Securities and Exchange Commission as soon as possible.

         The Registration Statement was filed in connection with the exercise by Philip M. Pfeffer, the former Chief Executive Officer and former director of Borders, of his registration rights under his employment agreement with Borders for the resale of 400,000 shares of Borders common stock held by him. Borders has been informed by a representative of Mr. Pfeffer that all of the shares of Borders common stock covered by the Registration Statement have been resold by Mr. Pfeffer.

         Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to Craig A. Roeder at Baker & McKenzie, 130 East Randolph Drive, Chicago, Illinois 60601.

         If you have any questions regarding this application, please contact me at (734) 477-1100.

                                         Sincerely,

                                         Borders Group, Inc.



                                         By:    /s/ Thomas D. Carney
                                              ----------------------------------
                                                  Thomas D. Carney, Esq.
                                                  Vice President, Secretary and
                                                  General Counsel

cc:      The New York Stock Exchange